UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on May 28, 2026

DATE, TIME AND PLACE: On May 28, 2026, at 6 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Carneiro, Secretary.

AGENDA: To resolve on: (i) the Management Proposal for the merger of Esfera Fidelidade S.A. (“Esfera”) into the Company (“Management Proposal for Merger of Esfera”), prepared under the terms of the “Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); and (ii) the call for an Extraordinary General Meeting of the Company for June 30, 2026, at 3:00 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Esfera; (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended (“Merger of Esfera”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

RESOLUTIONS: Having made the necessary clarifications and discussed the issues regarding the convenience and motivation for the proposed Merger of Esfera, and having satisfied all the questions raised by the Directors in their regular duty of diligence regarding the matter, the present members of the Board of Directors, with the favorable recommendation of the Company's Audit Committee at a meeting held on May 28, 2026, unanimously APPROVED:

(i) the Management Proposal for Merger of Esfera, pursuant to the Protocol and Justification of the Merger of Esfera, subject to approval by the Company's Extraordinary General Meeting to be held; and

(ii) the call for an Extraordinary General Meeting of the Company for June 30, 2026, at 3:00 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Esfera; (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and sent to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice President; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, May 28, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer